EXHIBIT 12

ClubCorp Club Operations, Inc.

Computation of Ratio of Earnings to Fixed Charges

Five Years Ended December 27, 2011

	Fiscal Years Ended
	December 27, 2011	December 28, 2010	December 29, 2009	December 30, 2008	December 25, 2007
Earnings:
(Loss) income before income taxes	$(50,316)	$319,239	$(20,066)	$(58,768)	$(75,296)
Equity in earnings from unconsolidated ventures	(1,487)	(1,309)	(706)	(1,514)	(851)
(Loss) income from continuing operations before taxes, noncontrolling interests and equity in earnings from unconsolidated ventures	(51,803)	317,930	(20,772)	(60,282)	(76,147)

Add:
Total fixed charges (per below)	90,593	64,191	65,884	102,033	114,139
Amortization of capitalized interest	155	149	146	133	89

Less:
Interest capitalized	(365)	(115)	(69)	(966)	(2,382)

Total earnings	$39,311	$382,384	$45,328	$42,850	$40,463

Fixed Charges:
Interest expense	$83,710	$57,012	$58,217	$93,772	$104,593
Interest capitalized	365	115	69	966	2,382
Estimate of interest within rental expense(a)	6,518	7,064	7,598	7,295	7,165

Total fixed charges	$90,593	$64,191	$65,884	$102,033	$114,139

Ratio of earnings to fixed charges(b)	—	5.96x	—	—	—

(a)         Fixed charges include the estimated interest component of rent expense (one-third of rent under operating leases) included in income from continuing operations.

(b)         For the fiscal years ended December 27, 2011, December 29, 2009, December 30, 2008 and December 25, 2007 earnings were insufficient to cover fixed charges by approximately $51.3 million, $20.6 million, $59.2 million and $73.7 million, respectively.